SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 20, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

News Release
SIGNATURES

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Press Release of the Company dated March 19, 2003 announcing that the Phase II Colorectal Trial Results for the Theratope® Vaccine will be presented to the 2003 American Society of Clinical Oncology Meeting to be held May 31 - June 3, 2003 and that the Demography Data from the Phase III Clinical Trials for Metastatic Breast Cancer will be included in the Abstract Publication of that Meeting	3

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News Release
FOR IMMEDIATE RELEASE

BIOMIRA PHASE II COLORECTAL TRIAL RESULTS FOR THERATOPE® VACCINE TO BE
PRESENTED AT 2003 AMERICAN SOCIETY OF CLINICAL ONCOLOGY (ASCO) MEETING

Theratope Phase III Breast Cancer Demography Abstract Accepted for Publication
In ASCO Meeting Proceedings Publication

EDMONTON, ALBERTA, CANADA — March 19, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that data from the Company’s Phase II Theratope® vaccine trial in metastatic colorectal cancer will be presented as a poster presentation at the 2003 Annual Meeting of ASCO. The meeting will take place in Chicago, IL, May 31-June 3.

The 20-patient colorectal trial completed enrolment in October 2002. The trial was conducted at the Cross Cancer Institute, Edmonton, AB. The lead investigator and ASCO presenter is Dr. Charles Butts of the Cross Cancer Institute. The trial was designed to evaluate the safety of the vaccine in patients with metastatic colorectal cancer, as well as to evaluate the ability of the vaccine to induce an immune response in these patients when given in combination with first line chemotherapy. The 2003 Annual Meeting abstracts are expected to be publicly available immediately following the meeting on Tuesday, June 3, 2003.

“ASCO received more than 3,700 abstracts this year for review by the Scientific Program Committee. We are very pleased that Dr. Butts’ abstract was accepted and this will be the venue for presenting the results from this Phase II trial. This was our first opportunity to accumulate data using Theratope in combination with chemotherapy. We will be closely studying the results of this trial as we await the final results from our Phase III Theratope trial in 1,030 women with metastatic breast cancer. We anticipate those Phase III results to be announced towards the end of the first half of 2003,” said Alex McPherson, MD, PhD, President and CEO of Biomira.

Biomira has also been notified that the Phase III demography data from the breast cancer study will be included in the 2003 ASCO Meeting Proceedings abstract publication. This abstract was submitted by the Phase III trial’s lead investigator Dr. David Miles of Guy’s Hospital in London, England.

Biomira and Merck KGaA completed enrolment in the Phase III Theratope clinical trial in metastatic breast cancer for 1,030 women at 120 clinical sites in 10 countries in March 2001. This Phase III trial is a double-blinded, randomized, controlled trial. The final analysis is event-driven and the timing is based on when the events occur. The events, following the completion of five Data Safety Monitoring Board reviews, are occurring in accordance with the original trial assumptions.

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In addition to the 1,030 women in the Phase III trial, more than 400 patients with adenocarcinomas have been treated with Theratope, mostly in Phase II trials.

The ASCO Annual Meeting is the premier educational and scientific event for oncology professionals. The 2003 meeting is expected to attract more than 25,000 attendees from all over the world. ASCO is the world’s leading professional organization representing physicians who treat people with cancer. ASCO’s members set the standard for patient care worldwide, and lead the fight for more effective cancer treatments, increased funding for clinical and translational research, and, ultimately, cures for the many different cancers that strike 1.2 million people in the U.S. alone each year.

Biomira’s collaborator for Theratope is Merck KGaA, of Darmstadt, Germany. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: March 20, 2003	By:	/s/ Edward A. Taylor
Edward A. Taylor Vice President Finance

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